File № 82-4257

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«16» August 2004
№ 1101/5313

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Data that can affect materially the value of the issuer's securities

Sincerely,

Mark M. Nakhmanovich
Deputy Chairman of the Board

Data that can affect materially the value of the issuer's securities

«Data related to alteration in percentage of the issuer's participation in the share capital of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making up not less than 5%».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: limited company «Vozrozhdeniye Finance » (abbreviation – OOO «Vozrozhdeniye Finance»).
7. Location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: Luchnikov lane, 7/4 –1, of.32, Moscow, 101999.
8. Percentage of participation of Bank Vozrozhdeniye (OAO) in the share capital of OOO «Vozrozhdeniye Finance» before alteration: 0,00%.
9. Portion of participation of Bank Vozrozhdeniye (OAO) in the share capital of OOO «Vozrozhdeniye Finance» after alteration: 100%.
10. Date when the Bank Vozrozhdeniye's percentage of participation in the share capital of OOO «Vozrozhdeniye Finance» changed: 12.08.2004.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) (*signature*) D.A Strashok
August 12th, 2004
Stamp